China Linen Textile Industry, Ltd. Announces Record Third Quarter 2010 Financial Results and Raises Full Year Guidance on Sales and EPS

LANXI COUNTY, China, November 29 -- China Linen Textile Industry, Ltd. (OTC Bulletin Board: CTXIF) ("China Linen" or the “Company”), one of China’s leading linen fabric and yarn producers, marketers and exporters, today announced record third quarter 2010 financial results.

-	Q3 2010 revenue increased 109.3% YOY to 14.0 million.

-	Q3 2010 net income increased 74.9% YOY to $2.8 million.

-	Q3 2010 EPS of $0.14 vs. $0.08 for the same period in 2009.

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Raises full year 2010 guidance on revenues from $38.1 million to $44.0 million, maintains net income guidance of $9.3 million, raises EPS guidance from $0.39 to $0.46 based on 20,215,003 weighted average number of shares outstanding.

In the third quarter, the Company announces new independent director on August 30; announces Jodie Wehner as Chief Financial Officer on September 1; and signed contracts with three new customers in India and Turkey to supply 650 tons of linen yarn.

SUMMARY FINANCIALS

Third Quarter 2010 Results (unaudited)
	Q3 2010	Q3 2009	CHANGE
Revenues	$14.0 million	$6.7 million	+109.3%
Gross Profit	$4.4 million	$2.1 million	+114.9%
Net Income	$2.8 million	$1.6 million	+74.9%
EPS (Diluted)	$0.14	$0.08	+74.1%

Nine Months 2010 Results (unaudited)
	Nine-month 2010	Nine-month 2009	CHANGE
Revenues	$31.6 million	$20.6 million	+53.7%
Gross Profit	$9.8 million	$5.7 million	+72.2%
Net Income	$6.9 million	$4.3 million	+59.6%
EPS (Diluted)	$0.34	$0.21	+58.9%

Third Quarter Ended September 30, 2010 Financial Results

Revenue for the third quarter of 2010 increased 109.3% to $14.0 million, compared to $6.7 million for the third quarter of 2009. Growth was driven by strong market demand, increased market and sales efforts, increased production capacity and higher average selling price. Sales of linen fabric sales increased 110.9% year-over-year to $12.5 million, which represented 89.0% of sales for the period.. Sales of linen yarn increased significantly from $0.2 million a year ago to $1.5 million in the third quarter. Sales from new customers contributed to approximately 45% of total revenue in the third quarter of 2010.

Gross profit for the third quarter of 2010 was $4.4 million, a 114.9% increase from $2.1 million in the third quarter of 2009. Gross margin was 31.5% compared to 30.7% in the third quarter of 2009.

Operating expenses for the third quarter of 2010 were approximately $0.7 million, compared to $0.2 million for the same period a year ago. The increase was primarily due to increased selling expenses and increased expenses in connection with its public company compliance efforts. Operating income for the third quarter of 2010 increased 98.2% to $3.7 million compared to operating income of $1.9 million in the third quarter of 2009.

Net income for the third quarter of 2010 increased 74.9% to $2.8 million, compared to $1.6 million for the third quarter of 2009. Diluted earnings per share increased 74.1% to $0.14 compared to $0.08 for the third quarter of 2009, based upon 20.2 million and 20.1 million weighted average number of shares outstanding, respectively.

“We are pleased to report record revenue and earnings for the third quarter of 2010, which were a direct result of our expanded sales efforts for our broad line of linen fabrics, increased linen yarn distribution channels, and our fixed asset lease agreement with Lanxi Tianxianfang Linen Company, Ltd. which significantly expanded our production capacity," stated Mr. Gao Ren, Chairman and President of China Linen. “Our recent acquisition of Lanxi Tianxianfang is an important milestone in our goal to become a vertically integrated producer and the benefits of this relationship were evidenced in our recent operating and financial results to further improve our financial and operational performance."

Nine Months Ended September 30, 2010 Financial Results

For the nine months ended September 30, 2010, revenue increased approximately 53.7% to $31.6 million compared to the same period in 2009, primarily resulting from a 57.5% increase in sales of linen fabric, which represented 94.8% of sales during the period. Gross profit was approximately $9.8 million for the first nine months of 2010, representing an increase of 72.2% from the first nine months of 2009. Gross margins improved 335 basis points to 31.1% for the first nine months of 2010 compared to the year ago period as a result of product mix, price increases and the Company’s ability to effectively manage production costs.

Income from operations was $8.1 million for the first nine months of 2010, representing an increase of 60.0% over the first nine months of 2009. Operating margins were 25.8% for the first nine months of 2010, compared to 24.7% for the first nine months of 2009.

Net income was $6.9 million for the nine months ended September 30, 2010, an increase of approximately 59.6% from the same period in 2009. Fully diluted earnings per share increased 58.9% to $0.34 for the first nine months of 2010, compared to $0.21 for the first nine months of 2009, based up on 20.2 million and 20.1 million weighted average number of shares outstanding, respectively.

Balance Sheet and Cash Flow

Cash and cash equivalents totaled $4.4 million on September 30, 2010, compared to $2.3 million on December 31, 2009. Accounts receivable balance was approximately $15.6 million on September 30, 2010, versus approximately $8.8 million on December 31, 2009. Days sales outstanding (DSO) for the first nine months of 2010 were at 114 days, compared to 119 days for the same period in 2009. The Company had a current ratio of 2.4 to 1 and stockholders’ equity of $28.9 million, with total assets of $45.6 million versus total liabilities of $16.7 million on September 30, 2010.

For the first nine months of 2010, the Company generated $2.5 million in cash from operations versus $2.3 million for the same period in 2009.

Fiscal 2010 Guidance

Based on the strong results recorded in the first nine months of 2010, Management raises full year guidance of sales from $38.1 million to $44.0 million, maintains net income guidance of $9.3 million and raises EPS guidance from $0.39 to $0.46 based on 20,215,003 weighted average number of shares outstanding.

Mr. Gao Ren, Chairman and President of China Linen, stated: "China Linen’s continued international and domestic market expansion is anticipated to yield additional customers and orders, which will drive incremental growth and support our efforts to further penetrate the existing customer base. We expanded our linen yarn production capacity by approximate 40% and linen fabric production capacity by 26% through the additional of Lanxi Tianxianfang, which provides the foundation to meet our 2011 growth objectives. ”

Conference Call Information

China Linen’s management will hold an earnings conference all at 4:30 p.m. Eastern Time on November 29, 2010. Interested parties may access the call by dialing 1-877-941-4774 from within the United States, or 1-480-629-9760 if calling internationally. The conference ID is 4386918. It is advisable to dial in approximately 5-10 minutes prior to the start of the call. A replay will be available through December 6, 2010 and can be accessed by dialing +1-877-870-5176 (U.S.), +1-858-384-5517 (Int'l), passcode 4386918.

This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link, http://viavid.net/dce.aspx?sid=00007E7A, or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through December 6, 2011.

About China Linen Textile Industry, Ltd.

China Linen Textile Industry, Ltd. (http://www.chinalinen.cc/) is principally engaged in the production and sale of linen yarn and various types of linen fabric. The Company is also involved in consultation and R&D related to linen technology and linen products. The Company carries on all of its business activities through its subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. ("Lanxi Sunrise"), established in June 2002 and located in Lanxi County, the "Homeland of Flax in China," near Harbin City in China. Lanxi Sunrise has one yarn-spinning factory, one bleaching factory and two fabric weaving factories in its 35,120 square meters of building area with a staff of 1,400 and 430 sets of world-class, advanced production machinery. Annual production capacity totals approximately 2,220 tons with 50 different types of yarn and 10 million meters of fabric with 110 types. Approximately 50 percent of its products are exported to more than 10 countries.

Forward-looking Statements

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements related to expected market trends and the Company's performance, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances, and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

     For further information, contact:

     China Linen Textile Industry, Ltd.
     Ms. Jodie Zheng Wehner, CFO
     Tel: 001-310-890-8048
     Email: jodiewehner@chinalinen.cc
     Mr. Xiao Weixing, IR Manager
     Tel: +86-137-9600-2690
     Email: xiaoweixing@chinalinen.cc

     HC International, Inc.
     Scott Powell, Vice-President
     Tel:   +1-917-721-9480
     Email: scott.powell@hcinternational.net
     Web: www.hcinternational.net